1 International Game Technology PLC 2021 Fourth Quarter and Full Year Results Period ended December 31, 2021 March 1, 2022

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent and effects of the COVID-19 pandemic and the response to governments, including government-mandated property closures and travel restrictions, and other third parties on the Company's business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures - definitions for certain defined terms used throughout this presentation are provided by footnote reference upon their first use in the presentation Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage and Leverage are non-GAAP financial measures that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

3 Business Update

2021 Financial Goals 2021 Actual Achievement Revenue $4.1B $4.1B Operating Income ~$900M $902M Operating Income Margin 22% 22.1% Cash from Operations $850 - $900M $1.0B CapEx <$300M $238M Net Debt Leverage(1) <4.0x 3.5x 4 2021: Achieved/Exceeded All Financial Goals During A Year of Important Strategic Progress Sustained investment in innovation driving strong growth across all verticals Creation of standalone Digital & Betting segment; strengthened team with new talent Sale of Italy B2C gaming machine and sports betting activities Achieved over $200M in OPtiMa structural cost savings Optimization of capital structure Re-initiated capital returns to shareholders with quarterly dividend and the Company’s first-ever share repurchase program Progress on Key Strategic Initiatives All amounts from continuing operations (1) Non-GAAP measure; see disclaimer on page 2 for further details

5 Marco Sala Executive Chair, IGT PLC

6 Vince Sadusky CEO, IGT PLC

7 (1) Revenue and operating income CAGRs are 2021-2025; cash flow goals are 2022-2025 Global leadership in large, regulated gaming markets with secular tailwinds and accelerating digital growth Set aggressive but achievable multi-year financial goals(1) ◦ Mid-single digit organic revenue CAGR ◦ Mid-teens operating income CAGR ◦ ~$4.0 billion in cumulative cash from operations ◦ ~$2.4 billion in cumulative free cash flow Capital allocation strategy to maximize value for all stakeholders ◦ Support existing portfolio, especially Digital & Betting and iLottery activities ◦ Continue to delever, achieving 2.5x-3.5x net debt leverage across investment cycles ◦ Return capital to shareholders via dividends and share repurchases Well-Positioned to Create Value for All Stakeholders with Focused Strategy to Grow, Innovate, and Optimize

8 Diverse and resilient ◦ Aligned with attractive end-markets ◦ Creates a natural hedge against variability across segments Unique and sustainable competitive advantages Content and technology synergies, cross-selling, and operational efficiencies provide compelling, enterprise-wide leverage Announced sale of Italy commercial services business monetizes a non-core asset at attractive valuation ◦ €700 million purchase price; €630M enterprise value ◦ Net proceeds primarily used to reduce debt Continue to assess strategic optionality with Digital & Betting and the potential for a separate listing Maximizing the Power of the Portfolio

Global Lottery: Strong Performance and Outlook on Accelerated Growth and Emerging, Incremental Opportunities 9 Global same-store sales up 20+% vs. 2020 and 2019; impressive operating leverage in business ◦ Consolidating higher baseline play levels ◦ Strong performance across games ◦ Operating income grew >2x faster than revenue in 2021 Driving iLottery growth through innovation ◦ Global iLottery SSS up 60+% in 2021, nearly doubling in the U.S. ◦ iLottery penetration in IGT-served U.S. markets reaches 12% in Q4’21 ◦ Successful deployment of industry’s first cloud-based einstants platform Instant ticket services up on 35+% growth in standard units produced, including new contract wins Compelling multi-year Global Lottery outlook ◦ Accelerated growth through innovation and higher player consumption ◦ Favorable contract renewal cycle ◦ Investing to capitalize on multiple, focused growth initiatives

Global Gaming: Focused Product Strategies, Market Recovery Enhanced by Structural Margin Improvement Initiatives 10 Strong rebound in full-year sales and profits; continued, sequential improvement in Q4’21 period ◦ Significant improvement in unit sales ◦ Stability in casino installed base ◦ Important contribution from structural cost savings Key progress on targeted gaming machine product strategies ◦ Growing acceptance of new hardware (Peak family, DiamondRSTM) ◦ Delivered innovative game mechanics (Hexbreaker3™, Regal Riches) ◦ Expanding MLP portfolio driving higher unit sales and yields ◦ Improved average selling prices Nevada regulatory approval for award-winning Resort Wallet™ cashless technology a major milestone for industry adoption Expect double-digit revenue and profit CAGR through 2025 ◦ Market share gains in key product categories ◦ Structural cost savings

Digital & Betting: Building the Foundation for High Growth and Value Creation 11 Vitality of IGT’s solutions evident in 35% revenue CAGR for 2019-2021 period Investing to bolster leadership positions ◦ Increasing investment in talent and R&D to drive growth ◦ Significant increase in new proprietary titles in 2022; establishing distribution partnerships with third parties ◦ PlaySports solution named "Platform Provider of the Year" at SBC Awards North America; turnkey solution gaining traction with recent deployments and robust pipeline heading into 2022 High-growth outlook enhanced by attractive margin profile ◦ Organic growth in existing markets; contribution from new markets ◦ SaaS model delivers compelling profit margins with growing scale Legal entity and organizational realignment underway ◦ Tax and legal structuring progressing subject to licensing requirements ◦ Operational and financial carve out well advanced

Maintaining 2022 Outlook Range with Clearly Defined Initiatives to Mitigate Near-Term Market Dynamics 12 Omicron impact on Italy lottery sales and casino closures/restrictions worldwide COVID-related impacts on lottery sales have proved to be short-lived; casino GGR trends and sales funnel remain strong in North America 2022 Headwinds 2022 Tailwinds/Mitigating Actions Increased pressure on deliveries as demand grows (longer lead times, component availability) Labor shortages (low unemployment rate, attrition) Cost inflation (components, freight, wages); FX (€/$) Investing in human capital; talent acquisition/retention is a priority; IGT’s culture is an important advantage Prioritizing key products and customer deliveries Sustained focus on cost discipline/avoidance Potential impact from Russia/Ukraine conflict Minimal direct exposure to the affected region

13 Financial Results

40 96 186 Q4'19 Q4'20 Q4'21 365 295 387 Q4'19 Q4'20 Q4'21 14 $ in millions; EUR/USD FX daily average: 1.14 in Q4'21, 1.19 in Q4'20, 1.11 in Q4'19; all amounts presented reflect continuing operations Adjusted EBITDA 1,044 885 1,050 Q4'19 Q4'20 Q4'21 Q4'21 Q4'21: Significant Revenue and Profit Growth Y/Y and Compared to 2019 Includes $99M in non-cash goodwill impairment charges Cash Flow 278 251 396 186 201 326 Cash from operations Free Cash Flow Q4'19 Q4'20 Q4'21 Revenue Operating Income

15 $ in millions; EUR/USD FX daily average: 1.18 in 2021, 1.14 in 2020, 1.12 in 2019; all amounts presented reflect continuing operations FY'21 4,032 3,115 4,089 2019 2020 2021 478 (107) 902 2019 2020 2021 1,454 1,008 1,686 2019 2020 2021 FY'21: Robust Cash Flows Driven by Growth Across Segments and Strong Operating Leverage Includes $296M in non-cash goodwill impairment charge in 2020; $99M in 2019 907 595 1,010 530 340 771 Cash from operations Free Cash Flow 2019 2020 2021 Revenue Operating Income Adjusted EBITDA Cash Flow

Exceptional 20%+ global SSS growth compared to PY and 2019 • Lottery service up on increased player demand across games • ~$165M benefit from some discrete items in H1'21 Operating income exceeds $1B, up 69% Y/Y • High flow-through of SSS growth • Positive geographic mix • Discrete items contribute ~$140M Solid Q4'21 performance • Revenue higher on 8% global SSS growth; SSS up 17% vs Q4'19 • Operating income margins increase to 32% 2,164 549 51 1 2,765 47 2,812 2020 Lottery Service Other Service Product Sales Excluding FX FX 2021 Global Lottery: Record Financial Results Achieved in 2021 16 Note: $ in millions, except where noted otherwise; all amounts presented reflect continuing operations Revenue 30% 39%Operating Income Margin Global SSS growth (at constant FX) Q4'21 % change Q4'21 % change vs. 2019 FY'21 % change FY'21 % change vs. 2019 Instants & Draw Games 6.6% 15.6% 18.1% 20.8% Multi-jurisdiction jackpots 21.7% 27.0% 46.4% 21.8% Total 7.7% 16.5% 20.1% 20.9% Q4'21 Q4'20 % change Revenue 687 630 9% Operating Income 217 195 11% Adjusted EBITDA 336 313 7% FY'21 FY'20 FY'19 Y/Y % change % change vs. 2019 Revenue 2,812 2,164 2,293 30% 23% Operating Income 1,088 642 697 69% 56% Adjusted EBITDA 1,545 1,086 1,136 42% 36%

Global Gaming: Innovation and Market Rebound Drive Significant Revenue and Profit Recovery



Revenue
Operating Income Margin
837
(25)%
125
20
130
(8)
1,104
8
1,112
4%
2020
Terminal Service
Other Service
Terminal Product Sales
Other Product Sales
Excluding FX
FX
2021

	FY'21	FY'20	FY'19	Y/Y % change	% change vs. 2019
Revenue	1,112	837	1,648	33%	(33)%
Operating income/(loss)	43	(212)	222	NA	(81)%
Adjusted EBITDA	173	(38)	404	NA	(57)%

	Q4'21	Q4'20	% change
Revenue	321	222	45%
Operating income/(loss)	36	(42)	NA
Adjusted EBITDA	66	(10)	NA

Installed Base (units)	FY'21	FY'20	FY'19
US & Canada	33,437	34,275	35,977
Rest of world	15,412	15,025	14,857
Total	**48,849**	**49,300**	**50,834**
Yields[(1)]	**$27.11**	**$18.06**	**$31.45**

Machine Units Sold	FY'21	FY'20	FY'19
New & expansion	3,049	3,046	5,814
Replacement	20,758	11,616	36,262
Total	**23,807**	**14,662**	**42,076**
Average selling price	**$14,100**	**$13,800**	**$13,400**

Meaningful Y/Y increase in revenue and profit in 2021

- Terminal service primarily driven by higher number of active units and yields up more than 50%
- Terminal product sales up on significant Y/Y increase of over 9,000 machine units sold and higher ASPs
- Profitability propelled by revenue growth and structural cost savings as part of OPtiMa 1.0

Q4'21 results highlight continued recovery

- Revenue up 45%, primarily driven by higher replacement units and ASPs
- Operating income margin of 11%, approaching 12% pre-pandemic level

Note: $ in millions, except where noted otherwise; all amounts presented reflect continuing operations
(1) Excludes L/T lease units treated as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units

17

New jurisdictions and customers propel double- digit revenue growth across verticals in full-year period • Successfully launched iGaming in MI and CT • Powering over 60 retail sports books Solid profit contribution from emerging business; Operating income up on strong revenue flow through with margins increasing to 20% Delivered double-digit growth in revenue and profit in Q4'21 • Revenue rises to $42M • Operating income demonstrates strong leverage profile even with increased investment in the business Digital & Betting: Emerging Business Delivers Strong Revenue and Profit Growth 18 $ in millions, except where noted otherwise; all amounts presented reflect continuing operations Revenue 115 45 160 5 165 2020 Service Excluding FX FX 2021 Q4'21 Q4'20 Y/Y % change Revenue 42 33 25% Operating income (loss) 5 3 41% Adjusted EBITDA 9 8 12% Operating Income Margin 6% 20% FY'21 FY'20 FY'19 Y/Y % change vs. 2020 Y/Y % change vs. 2019 Revenue 165 115 91 44% 81% Operating income (loss) 33 6 (43) 421% NA Adjusted EBITDA 48 22 (8) 116% NA

Balanced Capital Allocation Framework on Display; Achieved 2022 Net Debt Leverage Target a Year Early

Cash Flows


907
530
595
340
1,010
771
2019
2020
2021
Cash from operations
Free Cash Flow

Net Debt


7,390
7,319
5,922
4.3x
6.4x
3.5x
2019
2020
2021
Leverage(1)

Capital Allocation


11%
11%
19%
9%
50%
Q4'21
Share repurchases
Dividends to shareholders
Net debt reduction
Minority payments
Capital expenditures

- Generated record cash flows of over $1.0B in cash from operations and $770M in free cash flow
  - Exceptional performance and diligent capital management
  - 60% cash conversion rate[2], among the highest in Company history
- Reduced net debt by $1.4B; leverage improves to 3.5x
  - ~$900M in net cash proceeds from sale of Italy gaming businesses
  - Achieved lowest leverage in Company history
- Delivered over $80M to shareholders in Q4'21 via dividend and share repurchases
  - Paid $0.20 per common share quarterly dividend; annualized dividend yield of ~3%[3]
  - Repurchased 1.5M shares for ~$40M at an average price of $27.22 per share

Note: $ in millions, except where noted otherwise; all amounts presented represent continuing operations
(1) Leverage defined as Net Debt divided by LTM Adjusted EBITDA
(2) Cash conversion defined as Cash from Operations divided by Adjusted EBITDA
(3) Based on December 31, 2021 closing stock price of $28.91

IGT

19

Total liquidity of $2.3B as of 12/31/21; $0.6B in unrestricted cash; $1.7B in additional borrowing capacity Continued strategic liability management initiatives in FY'21; Y/Y interest reduced ~$60M • In March, refinanced ~$1.0B 6.25% Notes due 2022 with $750M 4.125% Notes due 2026 and revolvers • In May, redeemed ~$1.0B 4.75% Euro bonds due 2023 • In July, successfully amended and extended term loan facility Credit ratings restored to pre-pandemic levels with recent upgrades • S&P to BB+ on 2/16/22 • Moody's to Ba2 on 2/11/22 Solid Liquidity Position; Predominately Fixed Rate Debt with No Near Term Maturities 20 Note: $ in millions, except where noted otherwise Fixed Variable 82% 18% 227 227 227 453 566 1,100 1,599 750 566 750 1,737 Bank Debt Bonds Undrawn RCF 2022 2023 2024 2025 2026 2027 2028 2029 6131 Debt Maturity Profile at December 31, 2021

Summary of Key Takeaways 21 Achieved or Exceeded 2021 Financial Goals Significantly Reduced Debt and Leverage Capital Returns to Shareholders Good Progress on Strategic Initiatives • Exceeded targets for cash from operations and leverage • Delivered on revenue, operating income, and CapEx targets • Reduced net debt by $1.4B • Achieved 2022 target leverage a year early • Paid ~$40M in dividends; annualized yield of ~3% • Repurchased 1.5M shares for ~$40M • Growth in iLottery and instant ticket services • Expanded portfolio of MLPs with solid pipeline of games; NV regulatory approval of cashless solution • Digital & Betting legal entity and organizational realignment underway

Affirming FY'22 and Introducing Q1'22 Outlook

FY'22 Outlook

Revenue	~$4.1B - ~$4.3B
Operating Income Margin	20% - 22%
Cash from Operations	$850M - $1,000M
Capital Expenditures	$400M - $450M

Q1'22 Outlook

Revenue	~$1.0B - ~$1.1B
Operating Income Margin	20% - 22%

Outlook Assumptions

FY'22:

- Double-digit Global Lottery SSS growth vs 2019; lower revenue Y/Y due to benefit from some discrete items in H1'21
- Global Gaming benefits from strong sales funnel with supply chain being key variable
- Digital & Betting top-line revenue continues to grow at double-digit rate; making investments to fund future growth and strategic optionality
- Current headwinds due to Omicron restrictions, supply chain constraints, and cost inflation addressed with benefits from incremental product sales, financial rigor on costs, and lower D&A
- FX remaining a headwind for P&L but a tailwind for Net Debt

Q1'22:

- Q1'22 sequentially stronger with respect to revenue and profit

IGT

Note: EUR/USD FX @ 1.14; outlook not adjusted for announced sale of Italy commercial services or any material impact from the Russia/Ukraine conflict

22

23 Q&A

24 Appendix

Q4'21 and FY'21 Select Performance and KPI Data

GLOBAL LOTTERY	Q4'21	Q4'20	Y/Y Change (%)	Constant Currency Change (%) [1]	FY'21	FY'20	Y/Y Change (%)	Constant Currency Change (%) [1]
Revenue								
Service								
Operating and facilities management contracts	608	549	11%	13%	2,569	1,944	32%	30%
Upfront license fee amortization	(50)	(52)	5%	—%	(206)	(200)	(3%)	—%
Operating and facilities management contracts, net	558	497	12%	15%	2,363	1,744	35%	33%
Other	87	86	1%	6%	327	299	10%	7%
Total service revenue	**646**	**583**	**11%**	**13%**	**2,690**	**2,043**	**32%**	**29%**
Product sales	**42**	**47**	**(11%)**	**(10%)**	**123**	**121**	**1%**	**—%**
Total revenue	**687**	**630**	**9%**	**12%**	**2,812**	**2,164**	**30%**	**28%**
Operating income	**217**	**195**	**11%**	**14%**	**1,088**	**642**	**69%**	**65%**
Adjusted EBITDA	**336**	**313**	**7%**	**10%**	**1,545**	**1,086**	**42%**	**39%**

	Q4'21 Constant Currency Change (%) [1]	Q4'20 Constant Currency Change (%) [1]	FY'21 Constant Currency Change (%) [1]	FY'20 Constant Currency Change (%) [1]
Global same-store sales growth (%)				
Instant ticket & draw games	6.6%	8.2%	18.1%	1.6%
Multi-jurisdiction jackpots	21.7%	4.5%	46.4%	(17.0%)
Total	**7.7%**	**7.9%**	**20.1%**	**0.1%**
North America and Rest of world same-store sales growth (%)				
Instant ticket & draw games	6.3%	10.7%	12.7%	7.3%
Multi-jurisdiction jackpots	21.7%	4.5%	46.4%	(17.0%)
Total	**7.8%**	**10.1%**	**15.6%**	**4.7%**
Italy same-store sales growth (%)				
Instant ticket & draw games	**7.7%**	**0.4%**	**38.9%**	**(16.1%)**

$ millions except otherwise noted

[1] Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

IGT

25

$ millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q4'21 and FY'21 Select Performance and KPI Data 26 GLOBAL GAMING Q4'21 Q4'20 Y/Y Change (%) Constant Currency Change (%) FY'21 FY'20 Y/Y Change (%) Constant Currency Change (%) Revenue Service Terminal 109 85 29% 29% 424 298 42% 42% Systems, software, and other 54 48 12% 13% 206 186 11% 11% Total service revenue 163 133 23% 24% 630 483 30% 30% Product sales Terminal 110 59 85% 87% 339 205 65% 63% Other 48 30 60% 61% 143 148 (4%) (5%) Total product sales revenue 158 89 77% 78% 482 354 36% 34% Total revenue 321 222 45% 45% 1,112 837 33% 32% Operating income (loss) 36 (42) NA NA 43 (212) NA NA Adjusted EBITDA 66 (10) NA NA 173 (38) NA NA Installed base units Casino 47,732 48,232 (1%) 47,732 48,232 (1%) Casino - L/T lease(1) 1,117 1,068 5% 1,117 1,068 5% Total installed base units 48,849 49,300 (1%) 48,849 49,300 (1%) Installed base units (by geography) US & Canada 33,437 34,275 (2%) 33,437 34,275 (2%) Rest of world 15,412 15,025 3% 15,412 15,025 3% Total installed base units 48,849 49,300 (1%) 48,849 49,300 (1%)

$ millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to fewer active units Q4'21 and FY'21 Select Performance and KPI Data 27 GLOBAL GAMING (Continued) Q4'21 Q4'20 Y/Y Change (%) FY'21 FY'20 Y/Y Change (%) Yields (by geography)(1), in absolute $ US & Canada $38.95 $27.88 40% $37.62 $24.34 55% Rest of world $5.39 $3.33 62% $4.42 $3.67 20% Total yields $28.27 $20.32 39% $27.11 $18.06 50% Global machine units sold New/expansion (11) 666 NA 3,049 3,046 —% Replacement 7,377 3,662 101% 20,758 11,616 79% Total machine units sold 7,366 4,328 70% 23,807 14,662 62% US & Canada machine units sold New/expansion (452) 668 NA 1,335 2,753 (52%) Replacement 5,547 2,636 110% 14,759 8,009 84% Total machine units sold 5,095 3,304 54% 16,094 10,762 50% Rest of world machine units sold New/expansion 441 (2) NA 1,714 293 485% Replacement 1,830 1,026 78% 5,999 3,607 66% Total machine units sold 2,271 1,024 122% 7,713 3,900 98% Average selling price (ASP), in absolute $ US & Canada $15,300 $14,200 8% $14,300 $14,200 1% Rest of world $13,400 $10,400 29% $13,500 $12,400 9% Total ASP $14,700 $13,300 11% $14,100 $13,800 2% Gaming systems revenue 42 38 11% 149 136 9%

$ millions except otherwise noted Q4'21 and FY'21 Select Performance and KPI Data 28 DIGITAL & BETTING Q4'21 Q4'20 Y/Y Change (%) Constant Currency Change (%) FY'21 FY'20 Y/Y Change (%) Constant Currency Change (%) Revenue Service 41 33 24% 22% 163 114 44% 39% Product sales 1 — 347% 348% 1 1 55% 55% Total revenue 42 33 25% 24% 165 115 44% 40% Operating income 5 3 41% 19% 33 6 421% 383% Adjusted EBITDA 9 8 12% 3% 48 22 116% 105% CONSOLIDATED Revenue (by geography) US & Canada 591 490 21% 20% 2,250 1,748 29% 28% Italy 305 266 15% 20% 1,300 862 51% 46% Rest of world 154 130 19% 22% 539 505 7% 4% Total revenue 1,050 885 19% 21% 4,089 3,116 31% 29%

29 Quarter Ended % % December 31, Change Change 2021 2020 2019 vs. 2020 vs. 2019 GAAP Financials: Revenue 1,050 885 1,044 19% 1% Operating income 186 96 40 93% 365% Operating income margin 18% 11% 4% Net income (loss) 55 (232) (138) NA NA Net income (loss) attributable to IGT PLC per common share - diluted $0.09 $(1.25) $(0.96) NA NA Net cash provided by operating activities 396 251 278 55% 42% Non-GAAP Financial Measures: Adjusted EBITDA(1) 387 295 365 31% 6% Adjusted EBITDA(1) margin 37% 33% 35% Free cash flow(1) 326 201 186 62% 75% Net debt(1) 5,922 7,319 7,390 (19)% (20)% Q4'21: Significant Revenue and Profit Growth Y/Y and Compared to 2019 $ in millions, except where noted otherwise, all amounts from continuing operations (1) Non-GAAP measure; see disclaimer on page 2 and QTD/YTD reconciliations to the most directly comparable GAAP measures in Appendix for further details

30 Year Ended % % December 31, Change Change 2021 2020 2019 vs. 2020 vs. 2019 GAAP Financials: Revenue 4,089 3,115 4,032 31% 1% Operating income/(loss) 902 (107) 478 NA 89% Operating income margin 22% (3)% 12% Net income (loss) 255 (875) (3) NA NA Net income (loss) attributable to IGT PLC per common share - diluted $0.31 $(4.59) $(0.63) NA NA Net income (loss) attributable to IGT PLC per common share - diluted (including discontinued operations) $2.33 $(4.39) $(0.09) NA NA Net cash provided by operating activities 1,010 595 907 13% 11% Non-GAAP Financial Measures: Adjusted EBITDA 1,686 1,008 1,454 67% 16% Adjusted EBITDA margin 41% 32% 36% Free cash flow 771 340 530 127% 45% Net debt 5,922 7,319 7,390 (19)% (20)% 2021 Results Highlight Resilience of Business with All Key Financial Metrics Exceeding 2019 Levels $ in millions, except where noted otherwise, all amounts from continuing operations

$ millions except per share amounts; all amounts presented reflect continuing operations Q4'21 and FY'21 Income Statement 31 Q4'21 Q4'20 Y/Y Change (%) FY'21 FY'20 Y/Y Change (%) Service revenue 850 749 13% 3,483 2,640 32% Product sales 200 136 47% 606 476 27% Total revenue 1,050 885 19% 4,089 3,115 31% Adjusted EBITDA 864 789 10% 3,187 3,223 (1%) Operating income (loss) 186 96 93% 902 (107) N/A Interest expense, net 77 101 341 398 Foreign exchange (gain) loss, net (4) 155 (66) 309 Other expense (income), net 2 (1) 98 33 Total non-operating expenses 75 255 373 740 Income (loss) from continuing operations before provision for income taxes 111 (159) 529 (848) Provision for income taxes 56 73 274 28 Income (loss) from continuing operations 55 (232) 255 (875) Income from discontinued operations — 12 415 37 Net income (loss) 55 (220) 670 (839) Net income (loss) attributable to IGT PLC per common share - basic $0.10 $(1.18) $2.35 $(4.39)

Q4'21 and FY'21 Cash Flow Statement 32 Q4'21 Q4'20 FY'21 FY'20 Net cash provided by operating activities 396 251 1,010 595 Capital expenditures (71) (50) (238) (255) Free cash flow 326 201 771 340 Debt proceeds/(repayment), net 33 (175) (1,439) (246) Dividends to shareholders (41) — (41) (41) Share repurchases (41) — (41) — Other - Net (38) (57) (355) (130) Other Investing/Financing Activities (88) (231) (1,876) (416) Net Cash Flow 238 (31) (1,105) (76) Effect of Exchange Rates/Other (17) 30 (37) 76 Net Change in Cash and Restricted Cash 221 (1) (1,142) (1) Cash and cash equivalents at end of period 591 907 591 907 Restricted cash and cash equivalents at end of period 218 199 218 199 Total cash, cash equivalents, and restricted cash at end of period 808 1,106 808 1,106 $ millions except per share amounts; all amounts presented reflect continuing operations

Q4'21 Reconciliations of Non-GAAP Measures 33 For the three months ended December 31, 2021 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Income from continuing operations 55 Provision for income taxes 56 Interest expense, net 77 Foreign exchange gain, net (4) Other non-operating expense, net 2 Operating income (loss) 217 36 5 258 (72) 186 Goodwill impairment — — — — — — Depreciation 47 29 4 79 — 79 Amortization - service revenue (1) 53 — — 53 — 53 Amortization - non-purchase accounting 9 1 — 11 1 12 Amortization - purchase accounting — — — — 39 39 Restructuring 8 (4) — 4 3 7 Stock-based compensation 3 4 — 7 6 13 Other (2) — — — — — — Adjusted EBITDA 336 66 9 411 (24) 387 Cash flows from operating activities - continuing operations 396 Capital expenditures (71) Free Cash Flow 326 $ millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs

Q4'20 Reconciliations of Non-GAAP Measures 34 $ millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs For the three months ended December 31, 2020 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Loss from continuing operations (232) Provision for income taxes 73 Interest expense, net 101 Foreign exchange loss, net 155 Other non-operating income, net (1) Operating income (loss) 195 (42) 3 156 (60) 96 Goodwill impairment — — — — — — Depreciation 54 32 4 90 — 90 Amortization - service revenue (1) 55 — — 55 — 55 Amortization - non-purchase accounting 8 2 — 10 1 11 Amortization - purchase accounting — — — — 40 40 Restructuring — (2) 1 (2) — (2) Stock-based compensation 1 1 — 2 2 4 Other (2) — — — — 1 1 Adjusted EBITDA 313 (10) 8 311 (16) 295 Cash flows from operating activities - continuing operations 251 Capital expenditures (50) Free Cash Flow 201

FY'21 Reconciliations of Non-GAAP Measures 35 $ millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs For the year ended December 31, 2021 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Loss from continuing operations 255 Provision for income taxes 274 Interest expense, net 341 Foreign exchange loss, net (66) Other non-operating income, net 98 Operating income (loss) 1,088 43 33 1,164 (262) 902 Goodwill impairment — — — — — — Depreciation 191 121 15 326 (1) 325 Amortization - service revenue (1) 216 — — 216 — 216 Amortization - non-purchase accounting 34 5 — 40 3 43 Amortization - purchase accounting — — — — 158 158 Restructuring 8 (4) (1) 3 2 6 Stock-based compensation 8 8 1 17 18 35 Other (2) — — — — 1 1 Adjusted EBITDA 1,545 173 48 1,766 (80) 1,686 Cash flows from operating activities - continuing operations 1,010 Capital expenditures (238) Free Cash Flow 771

FY'20 Reconciliations of Non-GAAP Measures 36 $ millions; all amounts presented reflect continuing operations (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs For the year ended December 31, 2020 Global Lottery Global Gaming Digital & Betting Business Segment Total Corporate and Other Total IGT PLC Loss from continuing operations (875) Provision for income taxes 28 Interest expense, net 398 Foreign exchange loss, net 309 Other non-operating expense, net 33 Operating income (loss) 642 (212) 6 436 (544) (107) Goodwill impairment — — — — 296 296 Depreciation 201 138 14 354 1 355 Amortization - service revenue (1) 210 — — 210 — 210 Amortization - non-purchase accounting 30 7 — 38 3 41 Amortization - purchase accounting — — — — 170 170 Restructuring 5 32 2 39 6 45 Stock-based compensation (3) (4) — (7) — (7) Other (2) — — — — 4 4 Adjusted EBITDA 1,086 (38) 22 1,070 (62) 1,008 Cash flows from operating activities - continuing operations 595 Capital expenditures (255) Free Cash Flow 340